UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Pharsight Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

71721Q 10 1

(CUSIP Number)

Ivy Dodes

Credit Suisse

Eleven Madison Avenue, New York, NY 10010

(212) 325-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71721Q 10 1	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Credit Suisse
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES	7	SOLE VOTING POWER See Item 5.
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER See Item 5.
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER See Item 5.
WITH	10	SHARED DISPOSITIVE POWER See Item 5.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5.
14	TYPE OF REPORTING PERSON BK

2

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on July 8, 2002, as amended by Amendment No. 1 filed on September 11, 2002 (as amended by Amendment No. 1, the “Schedule 13D” and, as amended by this Amendment No. 2, the “Statement”) with respect to the Common Stock, $0.001 par value per share (the “Shares”), of Pharsight Corporation, a Delaware corporation (the “Company”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.	Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Statement is being filed by Credit Suisse (the "Bank"), a Swiss bank, on behalf of its subsidiaries to the extent that they constitute the Investment Banking division (the "Investment Banking division"), the Alternative Investments business (the "AI Business") within the Asset Management division (the "Asset Management division") and the U.S. private client services business (the "U.S. PCS Business") within the Private Banking division (the "Private Banking division") (the "Reporting Person"). The address of the principal business and office of the Bank is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the principal business and office of the Reporting Person in the United States is Eleven Madison Avenue, New York, NY 10010.

The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse Holdings (USA), Inc. ("CS Hldgs USA Inc"), a Delaware corporation. The address of the principal business and office of CS Hldgs USA Inc is Eleven Madison Avenue, New York, NY 10010, USA. The ultimate parent company of the Bank and CS Hldgs USA Inc, and the direct owner of the remainder of the voting stock of CS Hldgs USA Inc, is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland.

CS Hldgs USA Inc owns all of the voting stock of Credit Suisse (USA), Inc. (“CS USA Inc”), a Delaware corporation and holding company. CS USA Inc is the successor company of Credit Suisse First Boston (USA), Inc. (“CSFB-USA”), and all references hereinafter to CSFB-USA shall be deemed to refer to CS USA Inc. CS USA Inc is the sole member of Credit Suisse Securities (USA) LLC (“CS Sec USA LLC”), a Delaware limited liability company and a registered broker-dealer that effects trades in many companies. CS Sec USA LLC is the successor company of Credit Suisse First Boston LLC (“CSFB LLC”), which is the successor company of Credit Suisse First Boston Corporation (“CSFBC”), and all references hereinafter to CSFB LLC and CSFBC shall be deemed to refer to CS Sec USA LLC. The address of the principal business and office of each of CS USA Inc and CS Sec USA LLC is Eleven Madison Avenue, New York, New York 10010.

3

Sprout Capital IX, L.P. (“Sprout IX”), Sprout Capital VII, L.P. (“Sprout VII”), Sprout CEO Fund, L.P. (“Sprout CEO”), Sprout Entrepreneurs Fund, L.P. (“Sprout Entrepreneurs”), Sprout IX Plan Investors, L.P. (“IX Plan”) and DLJ First ESC, L.P. (“First ESC”) are Delaware limited partnerships which make investments for long-term appreciation. DLJ Capital Corporation (“DLJCC”), a Delaware corporation and a wholly-owned subsidiary of CS USA Inc, acts as a venture capital partnership management company. DLJCC is also the general partner of Sprout CEO and Sprout Entrepreneurs. DLJCC is also the managing general partner of Sprout IX and Sprout VII and, as such, is responsible for their day-to-day management. DLJCC makes all of the investment decisions on behalf of Sprout IX, Sprout VII, Sprout CEO and Sprout Entrepreneurs. DLJ Associates IX, L.P. (“Associates IX”), a Delaware limited partnership, is a general partner of Sprout IX and in accordance with the terms of the relevant partnership agreement, does not participate in investment decisions made on behalf of Sprout IX. DLJ Capital Associates IX, Inc. (“DLJCA IX”), a Delaware corporation and wholly-owned subsidiary of DLJCC, is the managing general partner of Associates IX. DLJ Associates VII, L.P. (“Associates VII”), a Delaware limited partnership, is a general partner of Sprout VII and in accordance with the terms of the relevant partnership agreement, does not participate in investment decisions made on behalf of Sprout VII. DLJ Capital Associates VII, Inc. (“DLJCA VII”), a Delaware corporation and wholly-owned subsidiary of DLJCC, is the managing general partner of Associates VII. DLJ LBO Plans Management Corporation (“DLJLBO”), a Delaware corporation, is the general partner of First ESC and, as such, is responsible for its day-to-day management. DLJLBO makes all of the investment decisions on behalf of First ESC. DLJLBO is an indirect wholly-owned subsidiary of CS USA Inc. DLJ LBO Plans Management Corporation II (“DLJLBO II”), a Delaware corporation, is the general partner of IX Plan and, as such, is responsible for its day-to-day management. DLJLBO II makes all of the investment decisions on behalf of IX Plan. DLJLBO II is an indirect wholly-owned subsidiary of CS USA Inc.

The address of the principal business and office of each of DLJCC, DLJCA IX, Associates IX, DLJCA VII, Associates VII, Sprout IX, Sprout VII, Sprout CEO, Sprout Entrepreneurs, First ESC, IX Plan, DLJLBO, and DLJLBO II is Eleven Madison Avenue, New York, New York 10010. DLJCC, DLJCA IX, Associates IX, DLJCA VII, Associates VII, Sprout IX, Sprout VII, Sprout CEO, Sprout Entrepreneurs, First ESC, IX Plan, DLJLBO, and DLJLBO II are collectively referred to as the “CSFB Entities.”

CSG is a global financial services company, active in all major financial centers and providing a comprehensive range of banking products. The Bank is comprised of the Investment Banking division, the Asset Management division and the Private Banking division. The Investment Banking division provides financial advisory and capital raising services and sales and trading to institutional, corporate and government clients worldwide. The Asset Management division provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide and offers products across a broad range of investment classes, including alternative investments. The Private Banking division offers global private banking and corporate and retail banking services in Switzerland. The business address of CSG is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

4

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including those subsidiaries that constitute the Asset Management division (other than the AI Business) (the "Traditional AM Business") and the Private Banking division (other than the U.S. PCS Business) (the "Non-U.S. PB Business")) may beneficially own Shares to which this Statement relates and such Shares are not reported in this Statement. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. Each of the Traditional AM Business and the Non-U.S. PB Business disclaims beneficial ownership of Shares beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, the Traditional AM Business and the Non-U.S. PB Business.

The name, business address, citizenship, present principal occupation or employment, and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, DLJCC, DLJCA IX, DLJCA VII, DLJLBO and DLJLBO II are set forth on Schedules A-1 through A-9 attached hereto, each of which is incorporated by reference herein.

Except as otherwise provided herein, during the past five years none of the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, the CSFB Entities nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-9 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

On August 13, 2002, Mr. John A. Ehinger, an executive officer of CSFB-USA and board member of CSFB LLC, without admitting or denying any alleged violation, entered into a settlement with the National Association of Securities Dealers, Inc. (the “NASD”) resolving outstanding investigations of Mr. Ehinger into his alleged failure to supervise with a view toward preventing CSFBC’s violations of NASD Rules 2110, 2330, 2710 and 3110, and Section 17(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Securities and Exchange Commission (“SEC”) Rule 17a-3 thereunder. The NASD Rules (a) require broker-dealers to adhere to just and equitable principles of trade, (b) prohibit broker-dealers from sharing in the profits of client accounts except as specifically provided, (c) require members to file, if not filed by the issuer or the managing underwriter, certain information that may have a bearing on the review of underwriting arrangements by the NASD, (d) require members to establish, maintain and enforce a reasonable supervisory system and (e) require broker-dealers to maintain certain books and records. Section 17(a) of the Exchange Act and SEC Rule 17a-3 thereunder similarly impose certain recordkeeping requirements on CSFBC as a broker-dealer. Under the terms of the settlement, Mr. Ehinger agreed to (i) the payment of a fine of $200,000, (ii) a suspension from associating with a member firm in any and all capacities for 30 calendar days and (iii) a suspension from acting in any supervisory capacity for 30 additional calendar days, such supervisory suspension beginning after the suspension in all capacities had been served.

5

On October 31, 2003, the U.S. District Court for the Southern District of New York (the “SDNY”) approved the global settlement among a number of Wall Street firms, including CSFB LLC, and a coalition of state and federal regulators and self-regulatory organizations (the “Global Settlement”). CSFB LLC, without admitting or denying any alleged violation, consented to the Global Settlement and thereby resolved a SEC complaint filed on April 28, 2003, in the SDNY. In this complaint, the SEC alleged that, from July 1998 to December 2001, CSFB LLC engaged in acts and practices that created or maintained inappropriate influence over research analysts, thereby imposing conflicts of interest on research analysts that CSFB LLC failed to manage in an adequate or appropriate manner. The SEC’s complaint also alleged that CSFB LLC engaged in inappropriate “spinning” of “hot” initial public offering allocations in violation of New York Stock Exchange (“NYSE”) and NASD rules requiring adherence to high business standards and just and equitable principles of trade, and that CSFB LLC’s books and records relating to certain transactions violated the broker-dealer record-keeping provisions of Section 17(a) of the Exchange Act, NYSE Rules 401, 440 and 476(a)(6) and NASD Rules 2110 and 3110.

Under the terms of the Global Settlement:

•

CSFB LLC agreed to pay the following amounts: $75 million as a penalty, $75 million as disgorgement of commissions and other monies for restitution for investors, and $50 million to be used to fund independent research. This $50 million to fund independent research is payable over a five year period.

•

CSFB LLC is required, among other things, to: (i) separate its research and investment banking departments and make independent research available to investors, (ii) prohibit its analysts from receiving compensation for investment banking activities and prohibit analysts’ involvement in investment banking “pitches” and “roadshows,” (iii) contract, for a five-year period, with no fewer than three independent research firms that will make available independent research to CSFB’s customers, and (iv) make its analysts’ historical price targets (among other things) publicly available.

•

CSFB LLC is permanently restrained and enjoined from violating Sections 15(c) and 17(a) of the Exchange Act, Exchange Act Rules 15c1-2 and 17a-3, NASD Rules 2110, 2210, 3010, and 3110, and NYSE Rules 342, 401, 440, 472, and 476.

Other Wall Street firms were subject to similar requirements.

Item 3.	Source and Amounts of Funds.

The response set forth in Item 3 of the Schedule 13D is hereby amended by adding to the end of Item 3 the following:

On April 12, 2004, the Reporting Person acquired beneficial ownership of 18,139 shares of the Company’s Series B preferred stock, each of which is convertible into four (4) Shares (the “Series B Preferred Stock”) as a payment-in-kind dividend in connection with its Series A Preferred Stock. The Series B Preferred Stock was acquired as follows: (i) 13,208 shares by Sprout IX, (ii) 3,670 shares by Sprout VII, (iii) 421 shares by First ESC, (iv) 84 shares by DLJCC, (v) 664 shares by IX Plan, (vi) 41 shares by Sprout CEO and (vii) 51 shares by Sprout Entrepreneurs.

6

On June 27, 2007, the Reporting Person acquired 3,701,888 Shares by converting all of its Series A Preferred Stock and Series B Preferred Stock as follows: (i) 2,694,648 Shares acquired by Sprout IX from the conversion of 660,454 shares of Series A Preferred Stock and 13,208 shares of Series B Preferred Stock, (ii) 748,980 Shares by Sprout VII from the conversion of 183,575 shares of Series A Preferred Stock and 3,670 shares of Series B Preferred Stock, (iii) 86,096 Shares by First ESC from the conversion of 21,103 shares of Series A Preferred Stock and 421 shares of Series B Preferred Stock, (iv) 17,220 Shares by DLJCC from the conversion of 4,221 shares of Series A Preferred Stock and 84 shares of Series B Preferred Stock, (v) 135,636 Shares by IX Plan from the conversion of 33,245 shares of Series A Preferred Stock and 664 shares of Series B Preferred Stock, (vi) 8,692 Shares by Sprout CEO from the conversion of 2,132 shares of Series A Preferred Stock and 41 shares of Series B Preferred Stock and (vii) 10,616 Shares by Sprout Entrepreneurs from the conversion of 2,603 shares of Series A Preferred Stock and 51 shares of Series B Preferred Stock.

Item 5.	Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a)          As of June 27, 2007, the Reporting Person may be deemed to beneficially own an aggregate of 6,413,571 Shares, consisting of (i) 3,355,102 Shares held directly by Sprout IX (including 660,454 Shares issuable upon the exercise of Warrants), (ii) 2,502,150 Shares held directly by Sprout VII (including 183,575 Shares issuable upon the exercise of Warrants), (iii) 287,634 Shares held directly by First ESC (including 21,103 Shares issuable upon the exercise of Warrants), (iv) 57,528 Shares held directly by DLJCC (including 4,221 Shares issuable upon the exercise of Warrants), (v) 168,881 Shares held directly by IX Plan (including 33,245 Shares issuable upon the exercise of Warrants), (vi) 29,057 Shares held directly by Sprout CEO (including 2,132 Shares issuable upon the exercise of Warrants) and (vii) 13,219 Shares held directly by Sprout Entrepreneurs (including 2,603 Shares issuable upon the exercise of Warrants).

Accordingly, the Reporting Person may be deemed to beneficially own 22.1% of the outstanding Shares.

To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, the CSFB Entities nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-9 attached hereto, beneficially owns any additional Shares.

(b)          With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Shares referenced in paragraph 5(a), there is shared power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, such Shares among the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC and the CSFB Entities.

7

(c)          Except as described in Item 3, the Reporting Person effected no transactions in the Shares of the Company during the 60 days prior to June 27, 2007.

(d)          No other person is known by the Reporting Person to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC or the CSFB Entities.

(e)          Not applicable.

8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 11, 2007

CREDIT SUISSE

By: /s/ Ivy B. Dodes
        Name: Ivy B. Dodes
        Title:   Managing Director

9

SCHEDULE A-1

EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSON

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of the Reporting Person. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer and Member of Executive Board of Credit Suisse Group and the Reporting Person	United States
Tony Ehinger	Eleven Madison Avenue New York, NY 10010 USA	Head of the Global Equities Department in the Investment Banking Division	United States
Brian D. Finn	Eleven Madison Avenue New York, NY 10010 USA	President of Investment Banking and Head of Alternative Investments	United States
Marc D. Granetz	Eleven Madison Avenue New York, NY 10010 USA	Global Co-Head of Investment Banking Department and Global Head of the Mergers and Acquisitions Group	United States
John S. Harrison	Eleven Madison Avenue New York, NY 10010 USA	Head of Executive Office Administration	United States
James P. Healy	Eleven Madison Avenue New York, NY 10010 USA	Head of Fixed Income	United States
Eric M. Varvel	Eleven Madison Avenue New York, NY 10010 USA	Global Co-Head of Investment Banking Department	United States
Robert L. Basso	Eleven Madison Avenue New York, NY 10010 USA	Head of Human Resources for the Americas and Investment Banking Division	United States
Philip Cushmaro	Eleven Madison Avenue New York, NY 10010 USA	Chief Information Officer for the Americas and Investment Banking Division	United States
Mark Rufeh	Eleven Madison Avenue New York, NY 10010 USA	Head of Strategy Implementation and Expense Management for the Investment Banking Division	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Chief Operation Officer, Americas Region	United States
Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Global Head of Fixed Income Infrastructure	United States

10

Ken Weiner	Eleven Madison Avenue New York, NY 10010 USA	Head of Investment Banking Operational Risk Management	United States

11

SCHEDULE A-2

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE HOLDINGS (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Holdings (USA), Inc. The business address of Credit Suisse Holdings (USA), Inc. is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Board Member, President and Chief Executive Officer	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer and Controller	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Robert C. O’Brien	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Chief Credit Officer	United States

12

SCHEDULE A-3

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse (USA), Inc. The business address of Credit Suisse (USA), Inc. is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Board Member, President and Chief Executive Officer	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial and Accounting Officer	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Treasurer	United States
Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Kenneth Weiner	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States

13

SCHEDULE A-4

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE SECURITIES (USA) LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Securities (USA) LLC. The business address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Paul Calello	Two Exchange Square 8 Connaught Place Central Hong Kong Hong Kong	Board Member, President and Chief Executive Officer	United States
John A. Ehinger	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
James P. Healy	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
Gary Gluck	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Anthony DeChellis	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

14

SCHEDULE A-5

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ CAPITAL CORPORATION

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ Capital Corporation. The business address of DLJ Capital Corporation is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Co-Chairman	United States
Janet A. Hickey	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Co-Chairman	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Treasurer	United States
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	President	United States

15

SCHEDULE A-6

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ CAPITAL ASSOCIATES IX, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ Capital Associates IX, Inc. The business address of DLJ Capital Associates IX, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	United States
Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Janet A. Hickey	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States

16

SCHEDULE A-7

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ CAPITAL ASSOCIATES VII, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ Capital Associates VII, Inc. The business address of DLJ Capital Associates VII, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	United States
Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Janet A. Hickey	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

17

SCHEDULE A-8

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ LBO PLANS MANAGEMENT CORPORATION

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ LBO Plans Management Corporation. The business address of DLJ LBO Plans Management Corporation is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	United States
Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Senior Vice President	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Ivy B. Dodes	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States

18

SCHEDULE A-9

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ LBO PLANS MANAGEMENT CORPORATION II

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ LBO Plans Management Corporation II. The business address of DLJ LBO Plans Management Corporation II is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	United States
Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Senior Vice President	United States
Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Ivy B. Dodes	Eleven Madison Avenue New York, NY 10010 USA	Board Member, Vice President and Assistant Secretary	United States